SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated February 26, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	HUG1389193	February 26, 2010
2.	Regulatory News Service Notice	5161H	February 23, 2010




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Regulatory Story

SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:48 26-Feb-2010
Number	HUG1389193

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,122,866 ordinary shares of 5p each at 26 February 2010. The Company holds no such ordinary shares as treasury shares.

The above figure (448,122,866) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

HUG#1389193

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Regulatory Story

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Preliminary Results
Released	07:00 23-Feb-2010
Number	5161H07

RNS Number : 5161H
Elementis PLC
23 February 2010

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2009

Elementis plc, a global specialty chemicals company, announces its results for the year ended
31 December 2009.

HIGHLIGHTS

- Operating profit and margins improved sequentially in the second half of 2009
- Specialty Products
    - Acquired new product line in personal care in December 2009
    - Strong performance in Asia Pacific
- Chromium restructuring on schedule
- Cost savings achieved at an annualised rate of £16 million
- Year end debt position consistent with previous year
- Full year dividend maintained at same level as last year - 2.9p

FINANCIAL SUMMARY

	2009	2008
Sales	**£363.7m**	£400.5m
Operating profit*	**£23.4m**	£52.0m
Profit before tax*	**£18.3m**	£48.5m
Diluted earnings per share*	**2.8p**	9.1p
Net debt	**£66.0m**	£63.9m
(Loss)/profit for the year	**£(37.0)m**	£19.8m
Diluted (loss)/earnings per share	**(8.3)p**	4.5p
Dividend to shareholders - final proposed	**1.4p**	1.4p
- full year	**2.9p**	2.9p

* before exceptional items

Commenting on the results, Group Chief Executive, David Dutro said:

"2009 witnessed the most challenging macro economic conditions in decades, testing both the strength of our business model and the ability of our leadership to take fast, decisive actions. We succeeded in addressing the impact of unprecedented erosion in global demand across our markets by swiftly implementing a global cost reduction programme, whilst maintaining superior customer service and continuing our investment in innovative technology. In addition, we have been able to maintain our market share in each business segment, whilst maintaining contribution margins. Disciplined leadership at the business unit level resulted in all three Elementis businesses contributing to a positive operating cash flow for the year and a stable year on year debt position. The economic downturn particularly affected the first half of the year, while the second half exhibited an improvement in operating profit* and margins* as customer destocking abated and the actions taken to reduce costs began to take effect. As a result, the second half operating profit* represented 75 per cent of the full year outcome, with operating margins expanding to 9.3 per cent from 3.3 per cent in the first half.

In Specialty Products, Deuchem is now fully integrated into the business and was a key component of a relatively strong performance in Asia Pacific. We were also able to broaden the product offering of our profitable personal care business by acquiring Fancor in December 2009 for £5.6 million. Fancor is one of the largest North American suppliers of lanolin and lanolin derivatives and participates in the exciting area of all-natural anti-ageing applications, with its line of plant seed oil derivatives. In Chromium we ceased production at our UK facility, as part of our previously announced restructuring programme, and released £7 million of cash by liquidating working capital at the site.

As we enter 2010, trading patterns have continued to improve with some restocking by customers evident in January and February. Operating margins in Specialty Products are improving as volumes steadily recover. However, we remain cautious in the near term as the timing and extent of the global recovery continues to be uncertain. In the meantime we remain confident in our business model, which has been further strengthened by the actions taken in 2009, and continue to focus on improving cash flow. We therefore expect to make progress going forward, and have expressed our confidence by maintaining the dividend at last year's level."

END

Enquiries

Elementis 020 7408 9300
David Dutro, Group Chief Executive
Brian Taylorson, Finance Director

Financial Dynamics 020 7831 3113
Andrew Dowler
Greg Quine

Chairman's statement

The economic downturn that the world experienced in 2009 has severely tested the resilience and financial strength of most companies and businesses around the globe. I am therefore happy to report that, despite the resultant downturn in results that we have experienced in 2009, our businesses have nevertheless each reported a positive operating result for the year, before exceptional items, and the Group's balance sheet remains robust, with the year end net debt to EBITDA ratio at a level of 1.8 times. This was achieved through the inherent quality of our main businesses, each of which maintained its market leading position in its sector, and by management taking immediate action on costs in the early part of the year to mitigate the effects of the sharp downturn. In addition, while the severity of the downturn caused management to put greater focus on some shorter term issues during the year, such as current costs and cash flow, we were nevertheless still able to take some strategic actions that will help us achieve our longer term goals. Specialty Products completed an acquisition, in December 2009, of a US based business called Fancor. Although modest in size, this acquisition increases our presence and product offering in the faster growing personal care market. In Chromium, we took the decision to close our UK facility which will improve earnings stability and therefore the quality of the business going forward.

Results

Operating profit for the year, before exceptional items, was £23.4 million compared to £52.0 million in the previous year. Earnings per share on the same basis was 2.8 pence compared to 9.1 pence in 2008. Revenue in 2009 was £363.7 million which, on a constant currency basis and after adjusting for 2008 acquisitions, is 28 per cent lower than the previous year, mainly due to the effects of the economic downturn which were more prominent in the first half of the year as a result of severe customer destocking. Consequently, sales volumes in the second half of the year were 27 per cent higher than in the first half and operating profit, before exceptional items, in the second half was £17.8 million compared to £5.6 million in the first half.

The Group recorded a number of exceptional items in the year, including the closure of the UK Chromium plant and some one-time hedging costs, all of which were announced at the time of the Group's 2009 interim results statement. In the second half of the year we received notification of fines from the EU Commission relating to their investigation into heat stabilisers and, while we are appealing this decision in the strongest terms, we have taken the prudent approach of providing for the full potential cost of the fines. An exceptional pension credit has also been recorded in respect of adjustments to past service credits relating to bridging pension offsets.The total of all exceptional items recorded in 2009 is therefore £49.5 million (2008: £20.5 million). After taking account of these items the Group recorded a loss of 8.3 pence per share compared to a profit of 4.5 pence in 2008.

EU Commission fines

As announced in November 2009 the Group received a communication from the EU Commission regarding the imposition of fines on Elementis and others. The communication stated that the Commission was imposing a fine of Euro 14.3 million on Elementis and a further fine of Euro 18.3 million jointly and severally on Elementis, Akcros Chemicals Ltd and companies owned by Akzo Nobel. The Euro 14.3 million fine was paid in February 2010 and the Company's share of the latter fine has yet to be determined. The Company has filed with the General Court of the EU an action to annul the decision of the Commission to impose the fines and will continue to vigorously assert its position that the Commission is precluded from imposing any fine on Elementis or its affiliates. Elementis' policy is to conduct its business in full compliance with all applicable competition laws.

Dividend

The Board is recommending a final dividend of 1.4 pence per share, taking the total return to shareholders for the year to 2.9 pence, the same amount as last year. The Board concluded that maintaining the dividend was appropriate in spite of the downturn as it

remains confident in the Group's strategy and expects to make progress as the economy recovers. Subject to approval at the Annual General Meeting, the dividend will be paid on 28 May 2010 to shareholders on the register on 30 April 2010. The Board intends to continue to review the dividend policy as earnings performance and debt levels permit.

Future reporting
The Board has decided to present the Group's financial statements in US dollars under IFRS with effect from the beginning of 2010. The majority of the Group's sales and earnings originate in US dollars or US dollar linked currencies and the change will more closely align external reporting with the profile of the Group, as well as with current internal management reporting. In the future, dividends will be determined in US dollars and paid in sterling at the closing exchange rate on the date the dividend is announced. More information will be provided to shareholders, including restated 2009 figures in US dollars, in a press release at the time of the next Annual General Meeting on 22 April 2010. The first set of Group financial statements to be presented in US dollars will be the interim results statement for 2010.

Health, safety and environment
I am happy to report that our activities in this important area of our business have continued to be of a high standard during 2009 with no significant incidents reported by any of our businesses.

People
In a difficult year of trading, such as we have experienced in 2009, the pressures and responsibilities on our people are greatly increased, and it is through their efforts that the Group has ended 2009 in a position to be able to benefit from the eventual economic recovery. On behalf of the Board I would like to thank them for their tremendous contributions.

Outlook
As we begin 2010, trading has started on a more positive note and it appears that our customers are restocking, which is having a positive impact on our sales volumes. Our businesses have been strengthened by the strategic actions taken in 2009 and the Group remains well financed, therefore we expect to make progress going forward. However, we will remain cautious until underlying demand patterns become clearer and signs of a sustained global recovery become more evident.

Robert Beeston
Chairman

Business review

Group Chief Executive's overview

Dear Shareholders,

2009 witnessed the most challenging macro economic conditions experienced in decades, testing both the strength of our business model and the ability of our leadership to take fast, decisive actions. We succeeded in addressing the impact of unprecedented erosion in global demand across our markets by swiftly implementing a global cost reduction programme, whilst maintaining superior customer service and continuing our investment in innovative technology. In addition, we have been able to maintain our market share in each business segment, whilst maintaining contribution margins. Disciplined leadership at the business unit level resulted in all three Elementis businesses contributing to positive operating cash flow for the year and a stable year on year debt position.

Whilst the weak global trading environment disrupted the positive momentum created by

four consecutive years of double digit EPS* improvement, our business teams stayed focussed throughout the year. That focus was on the successful execution of our long term strategy and a resolute commitment that Elementis enters 2010 in a stronger competitive position.

2009 Highlights:
All of our efforts resulted in a solid performance relative to the industry and the economic environment:

- Annualised costs reduced by £16 million, of which £10 million is expected to be sustained as customer demand recovers.
- Specialty Products maintained its contribution margin.
- Chromium ceased production at its UK facility in July, successfully transitioning customers and releasing £7 million of cash flow from the liquidation of working capital at the site.
- Surfactants continued to improve the quality of its product portfolio.
- Deuchem was successfully integrated and began contributing impressively to our performance in Asia Pacific.
- Acquisition of Fancor in December 2009 strengthens our profitable personal care business.
- Maintained an excellent health and safety record.
- Net debt remains essentially unchanged despite unprecedented decline in volumes and exceptional cash costs of £14.7 million.

Looking ahead we will continue to pursue profitable growth in specialty markets and applications. Specialty Products' technical expertise, product leadership, customer understanding and balanced geographical footprint provide a competitive advantage that enhances a strong platform for growth. We will direct our energy and resources to geographies, market segments and technologies that have the potential to generate material growth during what we anticipate will be a period of modest progress in global GDP trends. While innovation and new product development remain the cornerstone of our organic growth strategy, we will continue to seek prudent investments that leverage Specialty Products' quality core competencies and further strengthen its market position.

The closure of the Chromium UK manufacturing facility addressed a fundamental long term strategic issue. Idling the high cost facility, that had manufactured a non-differentiated product line, has positioned the business to deliver stable earnings and cash flow by providing high quality products from low cost, flexible manufacturing facilities to a diverse global customer base.

While market sentiment is generally turning more positive as we begin 2010, we continue to plan prudently and to leverage the operational efficiencies achieved in 2009. The progress we made towards achieving our goals has been realised thanks to the hard work and initiative of the global Elementis team. Their engagement and commitment is remarkable and truly appreciated. Based on the fundamental strength of our businesses, strong market position versus our peers, a more robust Chromium business structure and the growth potential of Specialty Products, I am quite positive about the future and confident in our ability to make progress in the medium term. I would like to thank our shareholders and customers for their continued confidence and support.

David Dutro
Group Chief Executive

* before exceptional items

Business commentaries

Revenue

	Revenue 2008 £million	Effect of exchange rates £million	(Decrease)/ increase 2009 £million	F
Specialty Products	181.5	28.9	(15.8)	
Surfactants	51.1	5.5	(7.4)	
Chromium	168.6	22.5	(71.2)	
Inter-segment	(0.7)	-	0.7	
	400.5	56.9	(93.7)	

Operating profit

	Operating profit * 2008 £million	Effect of exchange rates £million	(Decrease)/ increase 2009 £million	O
Specialty Products	29.1	3.1	(13.8)	
Surfactants	0.5	(1.0)	0.6	
Chromium	27.7	2.6	(19.8)	
Central costs	(5.3)	-	(0.3)	
	52.0	4.7	(33.3)	

* before exceptional items

Elementis Specialty Products

Elementis Specialty Products is a leading manufacturer of rheology control additives that are used to enhance the performance of our customers' products. Best in class technical support and customer service are critical core competencies of the business and provide the platform to deliver added value in the coatings, oilfield exploration, construction and personal care markets. The strategy of the business is to grow in rheology products and complementary additives through new product innovation, expansion into new geographies and bolt on acquisitions. In 2008 the business made an important step forward in this strategy by acquiring the Deuchem additives and Yuhong organoclay businesses in Taiwan and China. Deuchem is a leading supplier of additives and resins to the coatings and related industries and the acquisition significantly expanded Elementis' presence in Asia Pacific, and provided a platform for the Specialty Products business to accelerate growth in the region. In December 2009, the business also acquired substantially all of the assets of The Fanning Corporation and Fancor Ltd ("Fancor") for £5.6 million. Fancor is one of the largest North American suppliers of lanolin and lanolin derivatives, with sales of £7.9 million in 2009, and is a global leader in eco-friendly Meadowfoam and Abyssinian oil derivatives. The addition of the Fancor products will allow Elementis Specialty Products to bring an expanded product portfolio of specialty additives to the global personal care market and creates an exciting opportunity to work more closely with existing customers in the personal care, hair-care, skin-care, colour-cosmetics and antiperspirant markets.

Sales in 2009 were £194.6 million compared to £181.5 million in the previous year. The acquisition of Deuchem in July 2008 contributed £23.4 million to year on year sales, as no Deuchem sales were recorded by the Group in the first half of 2008. Adjusting for this and the effects of currency movements, sales were lower by approximately 22 per cent compared to 2008. The main driver of the reduction was the severe economic downturn that occurred towards the end of 2008 that led to significant customer destocking and resulted in sales volumes (excluding Deuchem) in the first half of 2009 being almost 30 per cent lower than the previous year. However the second half of the year saw demand levels improving as the effects of destocking subsided and some modest restocking by customers was evident towards the end of the year. As a result, sales volumes in the second half of the year were approximately 16 per cent better than the first half. Half year coatings sales to Asia Pacific showed the largest improvement with sales volumes up by over 20 per cent, driven by a strong performance by Deuchem plus the impact of the economic stimulus package introduced by the Chinese government in the early part of the

year.

Operating profit in 2009 was £18.4 million compared to £29.1 million in the previous year. The result was lower primarily as a result of the lower sales volumes, but the impact was reduced by management actions taken in the early part of the year to reduce costs, as well as there being a full year of results from Deuchem in the year as opposed to only six months in 2008. Currency movements also had a positive impact of approximately £3.1 million. Contribution margins were relatively stable, which was a constant theme throughout the year, and there was little volatility in raw material costs as the business is not a significant purchaser of the more commoditised products.

Elementis Chromium

Elementis Chromium is one of the world's largest suppliers of chrome chemicals, which are used in a variety of end markets including metal alloys, pigments, metal finishing, leather tanning and foundry applications. The business operates within the Group from a separate legal entity structure and has no interactions with other Group businesses other than at the administrative level. Its strategy is to provide high quality products to its customers utilising low cost, sustainable manufacturing facilities to produce mostly higher margin products such as chromic acid and chromic oxide. Global supply/demand balances are a significant driver of margins in the chromium chemical market and Elementis Chromium seeks to produce stable earnings by serving higher value markets and by utilising its flexible manufacturing base to adjust to changes in demand. In 2009 the business decided to close its UK facility in Eaglescliffe, which produces less differentiated products than its US facilities, is more exposed to Chinese competition and whose profitability has relied heavily on supplying intermediate products to the US business. Closure of the facility is therefore very much in line with the business strategy and concentrates the global production capability of the business in the US where the business has a more flexible manufacturing platform and a more value added product offering to its customers. As a result of the closure the business recorded an exceptional charge in the year of £28.7 million (2008: £20.5 million).

Sales in 2009 were £119.9 million compared to £168.6 million in the previous year which, on a constant currency basis, represents a fall of 42 per cent. The decline was almost entirely due to a drop in sales volumes as the economic decline and customer destocking severely impacted demand, particularly in the first part of 2009. Volumes improved in the second half of the year as the effects of destocking subsided and consequently sales volumes in the second half were approximately 50 per cent higher than in the first half, although still 26 per cent lower than for the same period last year. For the year as a whole, sales of chromic acid fared relatively better due to steady demand for utility poles in the US, while sales of all products into Europe declined more than other regions due to the closure of the Eaglescliffe facility, which temporarily reduced product availability to the European market. Nevertheless, in conjunction with the closure programme, the business was able to meet market demand for the majority of the year and thereby help to provide a smooth customer transition.

Operating profit for the year, before exceptional items, was £10.5 million compared to £27.7 million in the previous year with the decline in sales volumes being the main driver of the reduction. Average raw material costs were somewhat higher than in the previous year, mainly due to the utilisation of chrome ore stocks that were purchased in the second half of 2008, but this was partly offset by lower energy costs due to the decline in the price of fuel oil and natural gas since the previous year. Fixed costs in the ongoing US business were also lower as a result of management actions to reduce costs taken in the early part of the year, in response to the economic downturn, and currency movements contributed positively approximately £2.6 million to the result. Finally, the business also benefited in 2009 from a one-time gain from the sale of the final products produced at the Eaglescliffe facility during the closure process. The level of fixed costs required to support a plant during a shutdown process is naturally lower than for ongoing operations and so products produced during that short period of time were more profitable than normal. In line with previous guidance, the impact of this in 2009 was to increase operating profit on a one-time basis by approximately £2.5 million.

Elementis Surfactants
Elementis Surfactants is a specialty surfactant manufacturer offering innovative products to markets such as oilfield chemicals, pulp and paper and household products. Its strategy is to focus on higher margin markets such as agrochemicals, feed, plastic and resins and limit activity in high volume commodity applications. At the same time the business seeks to continually reduce operating costs by more efficient utilisation of its manufacturing facility in the Netherlands, which it shares with the Specialty Products business.

Surfactant sales in 2009 were £49.2 million compared to £51.1 million in 2008, a fall of 4 per cent, or 14 per cent on a constant currency basis. Lower sales volumes brought about by the economic downturn were again the main cause of the decline, but the scale of the reduction was less severe than for other Group businesses because a greater proportion of Surfactants' sales go to more defensive market sectors that were less affected by the economic downturn, such as household consumables.

Operating profit for the year was £0.1 million compared to £0.5 million in 2008. The business was able to sustain its operating result in spite of the drop in sales volumes due to the ongoing management process of moving the business to more sustainable, higher margin products.

Finance report

Revenue £million	**2009**
Specialty Products	**194.6**
Surfactants	**49.2**
Chromium	**119.9**
Inter-segment	**-**
	363.7

Group results
Group revenue was £363.7 million in 2009 compared to £400.5 million in the previous year which, after adjusting for 2008 acquisitions, represents a year on year decline of 28 per cent on a constant currency basis. The sharp global economic downturn that occurred towards the end of 2008, particularly affecting the first half of 2009 when customer destocking was prominent, was the main cause of this decline and impacted all three of the Group's businesses, albeit by differing amounts. From a geographical viewpoint, Group sales to Asia Pacific performed better than other regions of the world on a year on year basis. In particular, annualised sales volumes into the region by Specialty Products were at a similar level to the previous year in spite of the general downturn. This encouraging result was supported by the Group's acquisition of Deuchem in 2008, which has a strong position in the Chinese coatings market, and therefore gave the business greater leverage to the faster growing Chinese market.

Group operating profit, before exceptional items, was £23.4 million compared to £52.0 million in the previous year and lower sales volumes were the main cause of the decline, as outlined above. The Group result benefited from management actions taken at the start of the year to reduce fixed costs in response to the sharp downturn in demand. These actions were estimated to reduce annualised costs by £16 million, of which approximately £10 million were considered to be of a permanent nature. Based on the fact that most of these actions were implemented during the second quarter of 2009, there remains approximately £3 million of the savings that will benefit 2010. The result was also positively influenced by currency movements, in particular from the strengthening of the US dollar and euro against sterling, which improved operating profit by approximately £1.8 million. The Group continued to hedge its currency exposures during 2009 by selling currencies forward and, excluding amounts treated as exceptional items, this also had a positive year on year impact on operating profit in the year of £2.4 million. In addition, as a result of the hedging programme, currency gains of approximately £6 million have been effectively deferred into 2010 at current exchange rates.

Diluted earnings per share, before exceptional items, was 2.8 pence compared to 9.1 pence in the previous year, primarily due to the changes in operating profit noted above. Reported earnings per share, after taking account of exceptional items noted below, was a loss of 8.3 pence (2008: gain of 4.5 pence) and the operating result on the same basis was a loss of £26.1 million (2008: profit of £31.5 million).

Operating profit		2009				
£million	Operating profit	Exceptional items	Adjusted operating profit	Operating profit	Exceptional items	Ac ope
Specialty Products	**18.4**	**-**	**18.4**	29.1	-	
Surfactants	**0.1**	**-**	**0.1**	0.5	-	
Chromium	**(18.2)**	**28.7**	**10.5**	7.2	20.5	
Central costs	**(26.4)**	**20.8**	**(5.6)**	(5.3)	-	
	(26.1)	**49.5**	**23.4**	31.5	20.5	

Central costs

Central costs are costs that are not identifiable as expenses of a particular business, and are comprised of expenditures of the Board of directors and the corporate office.

Exceptional items

Total exceptional costs of £49.5 million consist of £28.7 million charged to the Chromium business and £20.8 million charged to central costs.

Chromium

Following a strategic review at the beginning of the year, the Eaglescliffe chromium plant in the UK was closed with production ceasing in July 2009 and an exceptional charge of £28.7 million recorded in the period. Included within the charge is £16.3 million related to the anticipated site remediation costs, being the current estimate calculated in conjunction with external consultants on the basis of an ongoing full site survey. The bulk of these costs will be incurred over the next two years. Employee costs of £6.0 million relate to severance payments and employee operating costs associated with the shutdown of the plant. Exceptional hedging costs of £4.5 million relate to the cost of reversing forward exchange contracts that were taken out in 2008 in anticipation of foreign currency cash flows arising from sales made from Eaglescliffe in the second half of 2009. A £1.9 million charge has been incurred in respect of adjustments to the net realisable value of engineering stores and other site assets.

Central costs

The Group hedges its currency exposure in any year by entering into forward contracts during the second half of the previous year for up to 50 per cent of the estimated exposure. The significant downturn in sales volumes that took place towards the end of 2008 caused the Group to have more forward contracts than underlying exposure during the first half of the year. The cost of cancelling these excess contracts was £4.7 million and has been recorded in central costs as an exceptional item.

Following an investigation by the EU Commission into heat stabilisers, the Company was notified of a fine of Euro 14.3 million on Elementis and a further fine of Euro 18.3 million served jointly and severally on Elementis, Akcros Chemicals Ltd and other companies owned by Akzo Nobel. Elementis no longer manufactures such products and has not done so since 1998, when the Company disposed of its 50 per cent joint venture interest in Akcros Chemicals to Akzo Nobel, the other 50 per cent joint venture owner. The Company is appealing the decision of the Commission to impose the fines. An exceptional charge of £21.6 million has been recorded consisting of the full value of the portion of the Euro 14.3 million fine and 50 per cent of the Euro 18.3 million joint fine along with legal costs incurred to date in defending the Company's position. The Euro 14.3 million fine was paid on 19 February 2010.

In 2009 a one-time gain of £5.5 million was recorded in respect of past service credits

relating to bridging pensions between retirement and the state pension age.

Interest

	2009 £million
Finance income	0.8
Finance cost of borrowings	(2.0)
	(1.2)
Net pension finance expense	(3.9)
Discount on provisions	-
	(5.1)

Net interest increased by £1.6 million in 2009 to £5.1 million. Net finance interest costs decreased by £1.4 million to £1.2 million due to lower global interest rates and an interest refund relating to a tax repayment.

There was net finance cost of £3.9 million associated with pension schemes (2008: £0.1 million) with the increase driven mainly by a reduction in pension scheme assets during 2008. Discount on provisions relates to environmental provisions which are evaluated on a discounted basis. The discount amount was adjusted to zero in 2009 as part of a provision rebalancing exercise.

Taxation

Tax charge	£million	2009 Effective rate per cent	£million
Before exceptional items	6.0	32.8	8.2
Exceptional items	(0.2)	(1.1)	-
Total	5.8	31.7	8.2

In 2009 there was a tax charge of £5.8 million (2008: £8.2 million), representing an effective pre-exceptional tax rate of 32.8 per cent (2008: 16.9 per cent). The increased tax rate reflects both the greater proportion of Group profit being earned in higher tax paying jurisdictions and the reduced availability of tax credits in the US to offset deferred tax.

Earnings per share

Note 7 sets out a number of calculations of earnings per share. To better understand the underlying performance of the Group, earnings per share reported under IFRS is adjusted for items classified as exceptional. Diluted earnings per share, before exceptional items, decreased to 2.8 pence (2008: 9.1 pence).

Diluted earnings per share including exceptional items (referred to as "reported earnings per share" in other parts of this report) was a loss of 8.3 pence (2008: profit of 4.5 pence). Exceptional items in 2009 reduced reported earnings per share by 11.1 pence (2008: 4.6 pence).

Distribution to shareholders

During 2009 the Group paid a final dividend in respect of the year ended 31 December 2008 of 1.4 pence per share. An interim dividend of 1.5 pence per share was paid on 9 October 2009 and the Board is recommending a final dividend of 1.4 pence per share which will be paid on 28 May 2010.

Cash flow

The cash flow is summarised below:

	2009 £million
EBITDA[1]	36.6

Change in working capital	5.2
Capital expenditure	(8.7)
Other	(1.1)
Operating cash flow	32.0
Pension deficit	(6.9)
Interest and tax	(5.6)
Exceptional items	(14.7)
Other	(0.1)
Free cash flow	4.7
Dividends	(12.9)
Acquisitions and disposals	(5.5)
Currency fluctuations	11.6
Movement in net borrowings	(2.1)
Net borrowings at start of year	(63.9)
Net borrowings at end of year	(66.0)

[1] EBITDA - earnings before interest, tax, exceptional items, depreciation and amortisation

The Group's net debt increased by only £2.1 million in 2009 to £66.0 million, despite EBITDA falling from £64.4 million in 2008 to £36.6 million in 2009 as a result of the economic downturn. This was achieved through sensible reductions in capital spending during the downturn, and by the businesses adjusting their working capital levels in line with the lower demand patterns. Changes in working capital generated a positive cash flow of £5.2 million in the year, which included £7.0 million from the liquidation of working capital at Chromium's UK site as part of the closure programme. In the first half of the year changes in working capital generated a cash outflow of £17.7 million, due to the timing of chrome ore purchases and a build up of inventory at Chromium's UK plant as part of the closure programme. But this was successfully reversed in the second half of the year.

Inventory days at the end of 2009 were 85 (2008: 91) reflecting a planned reduction in chrome ore stocks during the year and business initiatives to reduce inventory levels generally. Debtor days were 50 at the end of the year (2008: 48) with the small increase being driven mainly by changes in sales mix. Creditor days returned to more normal levels (51 in 2009 compared to 78 in 2008) having increased at the end of 2008 due to a strategic increase in chrome ore purchases towards the end of 2008 and the timing of some large payments close to the end of the year.

Spending on exceptional items was £14.7 million in the year, consisting of £7.6 million on one-time hedging costs announced previously and £7.1 million relating to the Chromium plant closure. In 2010 it is anticipated that a further £10.4 million will be spent on this programme. Spending on acquisitions in 2009 of £5.6 million relates to the acquisition of Fancor and currency movements in the year reduced net debt by £11.6 million. The ratio of net debt to EBITDA at the end of 2009 was 1.8 (2008: 1.0) and increased primarily because of the lower operating profit.

Balance sheet

	2009 £million
Intangible fixed assets	210.2
Other net assets	33.8
	244.0
Equity	178.0
Net borrowings	66.0
	244.0
Gearing [2]	27%

[2] the ratio of net borrowings to equity plus net borrowings

Equity decreased by £90.3 million during the year (2008: increase of £38.4 million) with currency fluctuations, as both the dollar and euro weakened against sterling, accounting for £25.1 million of the decline (2008: £65.8 million increase). Other significant factors that impacted the net assets of the Group were the increase in provisions, relating to the Eaglescliffe closure and the EU commission fines, and the increase in the pension deficit.

The main exchange rates relevant to the Group are set out below:

	2009		
	Year end	**Ave**	Year end
US dollar	**1.61**	**1.55**	1.44
Euro	**1.13**	**1.12**	1.03

Provisions
A provision is recognised in the balance sheet when the Group has a present obligation as a result of past events which is expected to result in an outflow of economic benefits in order to settle the obligation. At the end of 2009 the Group held provisions of £56.4 million (2008: £21.8 million).

The Group had a provision for environmental costs of £17.4 million at 31 December 2009 (2008: £20.0 million) of which £7.2 million relates to ongoing businesses (2008: £8.3 million) and the remainder to sites no longer controlled by the Group. These balances have been derived using the estimates provided by external consultants during 2008 which have been adjusted for actual costs incurred in 2009, with the same consultants reviewing the potential development of liabilities with management during 2009. Following the closure of the Eaglescliffe facility, a separate provision was created for anticipated site remediation costs and employee costs. £16.6 million of the provision remained at the year end and it is anticipated that £10.4 million will be spent in 2010. Also included within provisions at the year end was £20.8 million relating to the EU Commission fines.

Pensions and other post retirement benefits

	2009 £million	2008 £million
Net liabilities:		
UK	**(43.1)**	(12.7)
US	**(19.5)**	(29.0)
Netherlands	**(1.1)**	(1.0)
Other	**(5.7)**	(6.6)
	(69.4)	(49.3)

The Group operates several pension plans in different countries and a retirement medical scheme in the US. The largest of these is the UK defined benefit pension scheme ("UK scheme") which had a deficit under IAS 19 of £43.1 million at the end of 2009, an increase of £30.4 million over the previous year. Gross liabilities under the scheme increased by £67.7 million during the year, principally due to a decrease in corporate bond yields and an increase in market inflation expectations. The scheme assets also increased in the year to £386.4 million (2008: £349.1 million), partially offsetting the increase in liabilities. The increase was mainly driven by a positive investment return of 16 per cent (2008: negative 4 per cent), as markets recovered from the sharp downturn experienced towards the end of 2008. Total contributions made to the scheme in the year, including deficit payments and service costs, were £7.7 million (2008: £7.7 million).

Discussions with the UK trustees are ongoing regarding the triennial valuation and funding plan, based on a valuation date of 30 September 2008. Financial markets were extremely volatile around that time which made
it a particularly difficult period to carry out a valuation. It is likely that the triennial valuation will arrive at a deficit value of £100-125 million, which is higher than the deficit shown in the Group accounts on an IAS 19 basis at the end of 2008. There were two main reasons for this difference. The triennial funding valuation uses a discount rate based on a prudent

estimate of the expected return on the scheme's assets, whereas IAS 19 uses a discount rate based on high quality corporate bond yields. In previous years the discount rates under these two approaches have been broadly similar, but during 2008 changes in corporate bond yields increased the gap between the two rates, which has placed a relatively lower assessed value on the scheme's liabilities under IAS 19. Also, in the months leading up to the triennial valuation date of 30 September 2008, the financial market expectation for future price inflation was higher than it was towards the end of the 2008, further reducing the IAS 19 valuation relative to the triennial valuation.

The previous triennial valuation was carried out as of 30 September 2005, at which time the Company and trustees agreed upon a deficit value of £49.5 million and the Company agreed to make deficit contributions of £6.2 million per annum until September 2015. Based on the latest triennial valuation, the Company has indicated to the trustees that it is willing to increase the deficit contribution to £8.0 million from 2010 until such time as the deficit is eliminated.

As mentioned under "Exceptional items" the Group recorded a one-time gain of £5.5 million in 2009 relating to pensions bridging between retirement and state pension age.

The US pension plan is smaller than the UK scheme, with assets of $74.5 million (2008: $64.8 million). The deficit in the plan decreased by $10.2 million, largely due to a 28 per cent gain on the assets in the year (2008: 32 per cent loss) as equity markets in the US recovered from the 2008 downturn. This gain is greater than for the UK scheme because the US plan has a larger percentage of its assets in equities. Plan liabilities were similar to the previous year because assumptions for US inflation, corporate bond yields and mortality rates remained unchanged.

The other schemes are smaller than the UK and US pension plans and showed only modest changes in deficit values.

Consolidated income statement
for the year ended 31 December 2009

	Note	Before exceptional items £million	Exceptional items (note 5) £million	2009 After exceptional items £million	Before exceptional items £million	Exceptional items (note 5) £million
Revenue		363.7	-	363.7	400.5	-
Cost of sales		(248.6)	(1.9)	(250.5)	(265.6)	(20.5)
Gross profit		115.1	(1.9)	113.2	134.9	(20.5)
Distribution costs		(48.6)	-	(48.6)	(43.5)	-
Administrative expenses		(43.1)	(47.6)	(90.7)	(39.4)	-
Operating profit/(loss)		23.4	(49.5)	(26.1)	52.0	(20.5)
Finance income	3	0.8	-	0.8	1.8	-
Finance costs	4	(5.9)	-	(5.9)	(5.3)	-
Profit/(loss) before income tax		18.3	(49.5)	(31.2)	48.5	(20.5)
Tax	6	(6.0)	0.2	(5.8)	(8.2)	-
Profit/(loss) for the year		12.3	(49.3)	(37.0)	40.3	(20.5)
Attributable to:						
Equity holders of the parent		12.3	(49.3)	(37.0)	40.3	(20.5)
Minority interests		-	-	-	-	-
		12.3	(49.3)	(37.0)	40.3	(20.5)
Earnings per share						
Basic (pence)	7			(8.3)		
Diluted (pence)	7			(8.3)		

Consolidated statement of comprehensive income
for the year ended 31 December 2009

	2009 £million
(Loss)/profit for the year	(37.0)
Other comprehensive income:	
Exchange differences on translation of foreign operations	(25.1)
Actuarial loss on pension and other post-retirement schemes	(33.0)
Deferred tax associated with pension and other post-retirement schemes	(1.4)
Effective portion of changes in fair value of cash flow hedges	(0.3)
Fair value of cash flow hedges transferred to income statement	18.8
Other comprehensive income, net of tax	(41.0)
Total comprehensive income for the year	(78.0)
Attributable to:	
Equity holders of the parent	(78.0)
Minority interests	-
Total comprehensive income for the year	(78.0)

Consolidated balance sheet
at 31 December 2009

	2009 31	2008 31

	December £million	December £million
Non-current assets		
Goodwill and other intangible assets	210.2	227.3
Property, plant and equipment	104.8	121.2
Interests in associates	-	0.1
Total non-current assets	315.0	348.6
Current assets		
Inventories	65.2	100.6
Trade and other receivables	63.6	78.2
Cash and cash equivalents	17.9	33.6
Total current assets	146.7	212.4
Total assets	461.7	561.0
Current liabilities		
Bank overdrafts and loans	(11.1)	(15.7)
Trade and other payables	(51.1)	(82.9)
Derivatives	(2.8)	(22.4)
Current tax liabilities	(4.0)	(5.7)
Provisions	(32.2)	-
Total current liabilities	(101.2)	(126.7)
Non-current liabilities		
Loans and borrowings	(72.8)	(81.8)
Retirement benefit obligations	(69.4)	(49.3)
Deferred tax liabilities	(14.1)	(10.3)
Provisions	(24.2)	(21.8)
Government grants	(1.2)	(1.6)
Total non-current liabilities	(181.7)	(164.8)
Total liabilities	(282.9)	(291.5)
Net assets	178.8	269.5
Equity		
Share capital	22.4	22.4
Share premium	5.8	5.8
Other reserves	109.1	115.6
Retained earnings	40.7	124.5
Total equity attributable to equity holders of the parent	178.0	268.3
Minority equity interests	0.8	1.2
Total equity	178.8	269.5

Consolidated statement of changes in equity
for the year ended 31 December 2009

	Share capital £million	Share premium £million	Translation reserve £million	Hedging reserve £million	Other reserves £million	Retained earnings £million	Total £million	Minority Interest £million
Balance at 1 January 2008	22.3	5.2	(16.6)	(2.0)	85.0	136.0	229.9	0.7
Comprehensive income								
Profit for the year	-	-	-	-	-	19.8	19.8	-
Other comprehensive income								
Exchange differences	-	-	65.8	-	-	-	65.8	-
Decrease in fair value of derivatives	-	-	-	(16.8)	-	-	(16.8)	-
Actuarial loss on pension scheme	-	-	-	-	-	(25.5)	(25.5)	-
Tax credit on actuarial loss on pension scheme	-	-	-	-	-	8.4	8.4	-
Transfer	-	-	-	-	(0.6)	0.6	-	-
Total other comprehensive income	-	-	65.8	(16.8)	(0.6)	(16.5)	31.9	-
Total comprehensive income	-	-	65.8	(16.8)	(0.6)	3.3	51.7	-
Transactions with owners								
Issue of shares	0.1	0.6	-	-	-	-	0.7	-
Share based payments	-	-	-	-	0.8	-	0.8	-
Dividends paid	-	-	-	-	-	(12.8)	(12.8)	-
Purchase of own shares	-	-	-	-	-	(2.0)	(2.0)	-
Total contributions by and distributions to owners	0.1	0.6	-	-	0.8	(14.8)	(13.3)	-
Changes in ownership interests in subsidiaries that do not result in a loss of control								
Acquisition of minority interests	-	-	-	-	-	-	-	0.5
Total transactions with owners	0.1	0.6	-	-	0.8	(14.8)	(13.3)	0.5
Balance at 31 December 2008	22.4	5.8	49.2	(18.8)	85.2	124.5	268.3	1.2
Balance at 1 January 2009	22.4	5.8	49.2	(18.8)	85.2	124.5	268.3	1.2
Comprehensive income								
Loss for the year	-	-	-	-	-	(37.0)	(37.0)	-

Other comprehensive income Exchange differences	-	-	(25.1)	-	-	-	(25.1)	-
Increase in fair value of derivatives	-	-	-	18.5	-	-	18.5	-
Actuarial loss on pension scheme	-	-	-	-	-	(33.0)	(33.0)	-
Tax credit on actuarial loss on pension scheme	-	-	-	-	-	(1.4)	(1.4)	-
Transfer	-	-	-	-	(0.5)	0.5	-	-
Total other comprehensive income	-	-	(25.1)	18.5	(0.5)	(33.9)	(41.0)	-
Total comprehensive income	-	-	(25.1)	18.5	(0.5)	(70.9)	(78.0)	-
Transactions with owners Issue of shares	-	-	-	-	-	-	-	-
Share based payments	-	-	-	-	0.6	-	0.6	-
Dividends paid	-	-	-	-	-	(12.9)	(12.9)	-
Total contributions by and distributions to owners	-	-	-	-	0.6	(12.9)	(12.3)	-
Changes in ownership interests in subsidiaries that do not result in a loss of control Liquidation of minority interests	-	-	-	-	-	-	-	(0.4)
Total transactions with owners	-	-	-	-	0.6	(12.9)	(12.3)	(0.4)
Balance at 31 December 2009	22.4	5.8	24.1	(0.3)	85.3	40.7	178.0	0.8

Consolidated cash flow statement

for the year ended 31 December 2009

	2009 £million
Operating activities:	
(Loss)/profit for the year	(37.0)
Adjustments for:	
Finance income	(0.8)
Finance costs	5.9
Tax charge	5.8
Depreciation and amortisation	13.2
(Decrease)/increase in provisions	(1.6)
Pension contributions net of current service cost	(6.9)
Share based payments	0.6
Exceptional items	49.5
Cash flow in respect of exceptional items	(14.7)
Operating cash flow before movement in working capital	14.0
Decrease/(increase) in inventories	28.4
Decrease in trade and other receivables	4.7
(Decrease)/increase in trade and other payables	(27.9)
Cash generated by operations	19.2
Income taxes paid	(4.0)
Interest paid	(2.6)
Net cash flow from operating activities	12.6
Investing activities:	
Interest received	1.0
Disposal of property, plant and equipment	-
Purchase of property, plant and equipment	(8.7)
Purchase of business	(5.6)
Disposal of investment in associate	0.1
Acquisition of intangibles	(0.2)
Net cash flow from investing activities	(13.4)
Financing activities:	
Issue of shares	-
Dividends paid	(12.9)
Purchase of own shares	-
(Decrease)/increase in borrowings	(0.9)
Net cash (used in)/from financing activities	(13.8)
Net (decrease)/increase in cash and cash equivalents	(14.6)
Cash and cash equivalents at 1 January	33.6
Foreign exchange on cash and cash equivalents	(1.1)
Cash and cash equivalents at 31 December	17.9

Notes to the financial statements

1 Preparation of the preliminary announcement

The financial information in this statement does not constitute the Company's statutory accounts for the years ended 31 December 2009 or 2008 but is derived from those accounts. Statutory accounts for 2008 have been delivered to the Registrar of Companies,

and those for 2009 will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237 (2) or (3) of the Companies Act 1985 in respect of the accounts for 2008 nor a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for 2009.

This preliminary announcement was approved by the Board of Directors on 23 February 2010.

2 Basis of preparation

Elementis plc (the "Company") is incorporated in the UK. The information within this document has been prepared under International Financial Reporting Standards as adopted by the EU (adopted IFRS).

The Group's financial statements have been prepared on the historical cost basis except that derivative financial instruments and financial instruments held for trading or available for sale are stated at their fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. The accounting policies have been consistently applied across group companies to all periods presented.

The Group and Company financial statements have been prepared on the going concern basis, as the directors are satisfied that the Group and Company have adequate resources to continue to operate for the foreseeable future as going concerns. An explanation of the directors' assessment of using the going concern basis is given in the Directors' report in the Annual Report and Accounts 2009 which will be made available to shareholders on 19 March 2010.

3 Finance income

	Total	
	2009 £million	2008 £million
Interest on bank deposits	**0.4**	1.8
Other	**0.4**	-
	0.8	1.8

4 Finance costs

	Total	
	2009 £million	2008 £million
Interest on bank loans	**2.0**	4.4
Expected return on pension scheme assets	**(24.2)**	(27.9)
Interest on pension scheme liabilities	**28.1**	28.0
Pension and other post retirement liabilities	**3.9**	0.1
Unwind of discount on provisions	**-**	0.8
	5.9	5.3

5 Exceptional items

Total

	2009 £million	2008 £million
EU Commission fine and associated costs	(21.6)	-
Chromium restructuring - site remediation costs	(16.3)	-
Chromium restructuring - employee costs	(6.0)	-
Chromium restructuring - impairment of property, plant and equipment	(1.9)	(20.5)
Chromium restructuring - hedging costs	(4.5)	-
Other hedging costs	(4.7)	-
Pension adjustment relating to past service cost	5.5	-
	(49.5)	(20.5)
Tax credit on exceptional items	0.2	-
	(49.3)	(20.5)

The Group has continued its separate presentation of certain items as exceptional. These are items which, in management's judgement, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

Following an investigation by the EU Commission into heat stabilisers, the Company was notified of a fine of Euro 14.3 million on Elementis and a further fine of Euro 18.3 million served jointly and severally on Elementis, Akcros Chemicals Ltd and other companies owned by Akzo Nobel. Elementis no longer manufactures such products and has not done so since 1998, when the Company disposed of its 50 per cent joint venture interest in Akcros Chemicals to Akzo Nobel, the other 50 per cent joint venture owner. An exceptional charge of £21.6 million has been recorded consisting of the full value of the Euro 14.3 million fine and 50 per cent of the Euro 18.3 million joint fine along with legal costs incurred to date in defending the Company's position.

Chromium

Following a strategic review at the beginning of the year, the Eaglescliffe chromium plant in the UK was closed with production ceasing in July 2009 and an exceptional charge of £28.7 million recorded in the period. In 2008 an impairment of £20.5 million had been recorded following a re-assessment of the value in use of property, plant and equipment within the business. Included within the 2009 charge is £16.3 million related to the anticipated site remediation costs, being the current estimate calculated in conjunction with external consultants on the basis of an ongoing full site survey. The bulk of these costs will be incurred over the next two years. Employee costs of £6.0 million relate to severance payments and employee operating costs associated with the shutdown of the plant. Exceptional hedging costs of £4.5 million relate to the cost of reversing forward exchange contracts that were taken out in 2008 in anticipation of foreign currency cash flows arising from sales made from Eaglescliffe in the second half of 2009. A £1.9 million charge has been incurred in respect of adjustments in the net realisable value of engineering stores and other site assets.

Central costs

The Group hedges its currency exposure in any year by entering into forward contracts during the second half of the previous year for up to 50 per cent of the estimated exposure. The significant downturn in sales volumes that took place towards the end of 2008 caused the Group to have more forward contracts than underlying exposure during the first half of the year. The cost of cancelling these excess contracts was £4.7 million and has been recorded in central costs as an exceptional item.

In 2009 a one-time gain of £5.5 million was recorded in respect of past service credits relating to bridging pensions between retirement and the state pension age.

6 Income tax expense

	Total 2009 £million	2008 £million
Current tax:		
Overseas corporation tax	**3.6**	2.8
Adjustments in respect of prior years:		
United Kingdom	**(0.4)**	-
Overseas	**(0.7)**	(1.2)
Total current tax	**2.5**	1.6
Deferred tax:		
Overseas	**1.7**	5.9
Adjustments in respect of prior years	**1.6**	0.7
Total deferred tax	**3.3**	6.6
Income tax expense for the year	**5.8**	8.2
Comprising:		
Before exceptional items	**6.0**	8.2
Exceptional items	**(0.2)**	-
	5.8	8.2

The tax charge on profit before exceptional items represents an effective tax rate on profit before exceptional items for the year ended 31 December 2009 of 32.8 per cent (2008: 16.9 per cent). The rate is higher than the standard UK corporation tax due to profitability in jurisdictions where the standard rate is higher than the UK rate and where additional taxes on undistributed profits are levied. As a Group involved in overseas operations, the amount of profitability in each jurisdiction, transfer pricing legislation and local tax rate changes, will affect future tax charges.

The total charge for the year can be reconciled to the accounting profit as follows:

	2009 £million	2009 per cent	2008 £million	2008 per cent
Profit before tax	**18.3**	-	48.5	-
Tax on ordinary activities at 28.0 per cent (2008: 28.5 per cent)	**5.1**	**28.0**	13.8	28.5
Difference in overseas effective tax rates	**0.9**	**4.9**	(1.4)	(2.9)
Expenses not deductible for tax purposes	**0.2**	**1.0**	1.1	2.2
Tax losses and other deductions	**(0.9)**	**(4.9)**	(4.8)	(9.9)
Adjustments in respect of prior years	**0.5**	**2.7**	(0.5)	(1.0)
Tax charge and effective tax rate for the year	**5.8**	**31.7**	8.2	16.9

A deferred tax charge of £1.4 million (2008: £8.4 million benefit) has been recognised in equity in the year in respect of actuarial gains.

7 Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following:

	2009 £million	2008 £million
Earnings:		

Earnings for the purpose of basic earnings per share	**(37.0)**	19.8
Exceptional items net of tax	**49.3**	20.5
Adjusted earnings	**12.3**	40.3

	2009	2008
Number of shares:		
Weighted average number of shares for the purposes of basic earnings per share	**443.3**	442.6
Effect of dilutive share options	**1.3**	0.9
Weighted average number of shares for the purposes of diluted earnings per share	**444.6**	443.5

The calculation of the basic and diluted earnings per share from continuing operations attributable to the ordinary equity holders of the parent is based on the following:

	2009 pence	2008 Pence
Earnings per share:		
Basic	**(8.3)**	4.5
Diluted	**(8.3)**	4.5
Basic before exceptional items	**2.8**	9.1
Diluted before exceptional items	**2.8**	9.1

END

END

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